CLASS C NON-VOTING COMMON UNIT SUBSCRIPTION AGREEMENT

THIS CLASS C NON-VOTING COMMON UNIT SUBSCRIPTION AGREEMENT (this "Agreement"), is made on [EFFECTIVE DATE] between Proof of Concept LLC, a New York limited liability company (the "Company") and each investment purchaser listed on Exhibit A attached to this Agreement (each a "Purchaser" and together the "Purchasers"). The parties hereby agree as follows:

1.   Purchase and Sale of Class C Common Units Pursuant to Title III of the Jumpstart Our Business ("JOBS") Act of 2012.

        1.1   Sale and Issuance of Class C Non-Voting Common Units via Wefunder. Subject to the terms and conditions of this Agreement, the Wefunder Investor Agreement, Title III of the JOBS Act of 2012 and Securities and Exchange Commission Regulation Crowdfunding rules ("Crowdfunding Rules"), each Purchaser agrees to purchase at the Closing and, if not rejected, the Company agrees to sell and issue to each Purchaser at the Closing that number of Class C Non-Voting Common Units (the "Class C Common Units"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.00 per unit. The Class C Common Units issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing) shall be referred to in this Agreement as the "Units."

        1.2   Limited Liability Company Operating Agreement. By executing this Agreement, each Purchaser hereby becomes a party to the Company's Second Amended and Restated Limited Liability Company Operating Agreement, dated November 18, 2016, attached as Exhibit B hereto ("LLC Agreement"), in the capacity of a "Member."

        1.3   Closing; Delivery.

                (a)   The initial purchase and sale of the Units shall take place remotely via the exchange of documents and signatures, on the www.wefunder.com platform ("Wefunder Platform") at such other time as the Company and the Purchasers mutually agree upon via the Wefunder Platform in accordance with Crowdfunding Rules regulating the time and date for such closing (which time is designated as the "Initial Closing"), provided, however, that if the Purchasers do not deliver an aggregate amount of the Purchase Price to the Company of not less than $50,000.00 ("Minimum Offering Amount") by December 31, 2016 (the "Offer Closing Date"), this Agreement shall be terminated and be of no further force or effect. For the avoidance of doubt, an Initial Closing may take place at any time 21 days after Units are offered through the Wefunder Platform and before the Offer Closing Date. Nothing in this Agreement shall prevent the Company from selling up to $500,000.00 of Units in connection with this Agreement under Crowdfunding Rules and under Subsection 1.4 ("Maximum Offering Amount"), provided that no Units will be sold after the Offer Closing Date. In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

    (b) Following a reasonable time after each Closing, the Company shall deliver to each Purchaser a certificate representing the Units being purchased by such Purchaser.

    1.4 <u>Sale of Additional Units Beyond the Minimum Offering Amount of Class C Common Units; Oversubscription</u>.

    (a) If the Minimum Offering Amount is exceeded prior to the Offer Closing Date, the Company may sell up to the Maximum Offering Amount.

    (b) The Company shall retain its right under the Wefunder Investor Agreement to refuse to sell Units to Purchasers for any reason or no reason. To the extent that there exists an Oversubscription for the Maximum Offering Amount, the Company shall, in its sole discretion select which investors will be accepted as Purchasers.

2. <u>Representations and Warranties of the Company</u>. The Company's representations and warranties are exclusively limited to the contents of its Form C filed with the Securities and Exchange Commission and posted on the Wefunder Platform. The Company makes no other representations and warranties.

3. <u>Representations and Warranties of the Purchasers</u>. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

    3.1 <u>Authorization</u>. The Purchaser has full power and authority to enter into this Agreement and the Wefunder Investor Agreement. The agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies

    3.2 <u>Purchase Entirely for Own Account</u>. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Units to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations rights to such Person or to any third Person, with respect to any of the Units.

3.3   Restricted Securities. The Purchaser understands that the Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act. The Purchaser understands that the Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units.

3.4   No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.5   Legends. The Purchaser understands that the Units and any securities issued in respect of or exchange for the Units, may be notated with one or all of the following legends:

"THE UNITS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACDT OF 1933."

(a)   Any legend set forth in, or required by, Crowdfunding Rules.

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Units represented by the certificate, instrument, or book entry so legended.

(c)   Any legend reflecting a restriction on transfer or disposition.

3.6   Survival. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing hereunder.

4.   Restrictions on Transfer or Disposition.

4.1   Limitations on Transfer or Disposition. Each owner of record of Units or any assignee of record of Units (each such owner, a "Holder") shall not make any disposition or transfer of all or any portion of any Units unless:

(a)   there is then in effect a registration statement under the applicable Securities Act or regulation, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition or transfer and has furnished the Company with a statement of the circumstances surrounding the proposed disposition or transfer, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Units under any law or regulation.

Notwithstanding the provisions of Sections 4.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Units in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Units by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

4.2   "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Units of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act of 1933 or other applicable law or regulation (plus any additional period as may be reasonably requested by the Company or underwriter to accommodate regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst recommendations and opinions) . Holder further agrees that the Company may impose stop-transfer instructions with respect to such Units until the end of such period. The Company and the Holder acknowledge that each underwriter of a public offering of the Company's stock, during the period of such offering and for the 180-day period thereafter, is an intended beneficiary of this Section. For purposes of this Section 4.2, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.2 and may impose stop transfer instructions with respect to the Units of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.   Miscellaneous.

5.1   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2   Governing Law. This Agreement shall be governed by the internal law of the State of New York, without giving effect to any choice or conflict of law provision or rule.

5.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.6   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.7   Entire Agreement. This Agreement, the Wefunder Investor Agreement, the Company's Form C and the LLC Agreement constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

      5.8   Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. For the avoidance of doubt, the LLC Agreement may be amended pursuant to Section 11.10 thereof.

      5.9   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the Company. Such communications must be sent to the respective parties at the following addresses:

If to Company:	130 Barrow Street, Suite 415
	New York, NY 10014
with a copy to:	Masur Griffitts + LLP
	65 Reade Street
	New York, NY 10007
	Attn: Robert Griffitts

(or at such other address as Company shall specify in a notice given in accordance with this Section);

If to Holder: at the addresses set forth on Exhibit A (or at such other address as Holder shall specify in a notice given in accordance with this Section).

      All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only if the party giving the Notice has complied with the requirements of this Section.

      5.10   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of New York or the United States District Court for the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIYER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Class C Non-Voting Common Unit Subscription Agreement as of the date first written above.

COMPANY:

Proof of Concept LLC, a New York limited liability company

Founder Signature

Name: Joshua E. Morton

Title: President

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[　] Accredited

[　] Not Accredited

EXHIBIT A

PURCHASERS

[INVESTOR NAME] $[AMOUNT]

EXHIBIT B

LIMITED LIABILITY COMPANY AGREEMENT



Second Amended and Restated

Limited Liability Company

Operating Agreement

of

Proof of Concept LLC

Dated as of November 18, 2016

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

PROOF OF CONCEPT LLC

a New York Limited Liability Company

This second amended and restated limited liability company operating agreement of Proof of Concept LLC (the "**Company**") is dated as of November 18, 2016 and is between those parties (each, a "**Member**"; collectively the "**Members**") which have signed this agreement in the capacity of a Member pursuant to the provisions hereof. This agreement amends and restates that certain First Amended and Restated Limited Liability Company Operating Agreement of the Company, dated January 1, 2015 ("**Prior Agreement**").

Certain of the Members entered into the Prior Agreement, and now desire to amend and restate the Prior Agreement to reflect the creation of Class C Non-Voting Common Units and the rights and restrictions thereof.

The parties therefore agree as follows:

Article 1
DEFINITIONS AND CALCULATIONS

1.1   **Certain Definitions**. As used herein, the following terms shall have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. A Person shall be deemed to *"control"* another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. For the purposes of this agreement, a limited partnership will be deemed to be an Affiliate with respect to any Person, if the general partner of such limited partnership is an Affiliate of such Person.

"**Aggregate Purchase Price**" means the amount paid to the Company in exchange for Class A Preferred Units.

"**Articles of Organization**" means the Articles of Organization of the Company, filed on April 22, 2011, with the Secretary of State of the State of New York and any and all amendments thereto.

"**Board**" means the Board of Managers of the Company.

"**Capital Account**" means the capital account established and maintained for each Member pursuant to article 5.

"**Capital Contribution**" means any cash or property contributed to the capital of the Company by or on behalf of a Member in exchange for Units, whenever made.

"**Class A Common Units**" means the Class A Common Units of the Company as described in Section 5.1(b) hereof.

"**Class A Preferred Units**" means the Class A Preferred Units of the Company as described in Section 5.1(b) hereof.

"**Class C Common Units**" means the Class C Non-Voting Common Units of the Company as described in Section 5.1(b) hereof.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any successor statute.

"**Common Units**" means the Class A Common Units and the Class C Common Units.

"**Distributable Cash**" shall mean the amount of cash which the Manager, in his sole discretion, deems available for Non-Liquidation Distribution to the Members, taking into account all debts, liabilities, and obligations of the Company then due, and working capital and other amounts necessary for the Company's business.

"**Equity Securities**" means Units, or any warrants, options or other rights to acquire Units, and debt securities convertible into Units; provided, however, that Equity Securities shall not include (1) Units reserved by the Company for issuance to Managers, employees (including officers), consultants, advisers, agents, lessors, lenders, customers, suppliers, vendors and/or strategic or joint venture partners of the Company pursuant to any duly authorized and adopted plan or agreement providing for the award of restricted or unrestricted Units, options to purchase Units, Unit appreciation rights, profit interests, performance awards, incentive awards or any combination of the foregoing, (2) Units or other equity securities issued in connection with any public offering, (3) Units or other equity securities issued in connection with the acquisition of another Person by the Company by merger, purchase of all or substantially all of such Person's assets or equity securities or by other reorganization or consolidation, or (4) the issuance of Units in connection with the exercise of any warrant, option or other right to acquire Units, or the conversion or exchange of any security convertible or exchangeable into Units.

"**Family Member**" means any parent, spouse, child, brother, sister or any other relative with a relationship (by blood, marriage or adoption) not more remote than first cousin.

"**Founder**" means Josh Morton.

"**GAAP**" means generally accepted accounting principles in the United States, consistently applied.

"**Initial Tag-Along Units**" means with respect to any Tag-Along Member (as defined in Section 6.5(b)), the total number of Units owned by such Tag-Along Member on the date such Tag-Along Member receives a First Tag-Along Notice (as defined in Section 6.5(a)), multiplied by a fraction (a) the numerator of which is equal to the number of Units which the Tag-Along Transferor proposes to Transfer (as set forth in the relevant First Tag-Along Notice), and (b) the denominator of which is equal to the total number of Units owned by the Tag-Along Transferor (as set forth in the relevant First Tag-Along Notice).

"**LLC Assets**" means all of the assets and property, whether tangible or intangible, owned by, or held for the benefit of, the Company.

"**Liquidation Distribution**" has the meaning set forth in Section 10.3.

"**Losses**" means any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which an Indemnitee (defined herein) may be involved, or threatened to be involved, as a party or otherwise.

"**Manager**" means a member of the Board.

"**Member**" means any Person executing this agreement in the capacity of a member of the Company, or any Person hereafter admitted to the Company as a member of the Company as provided in this agreement, but does not include any Person who or which has ceased to be a member of the Company.

"**New York LLC Law**" means the Limited Liability Law of the State of New York.

"**Non-Liquidation Distribution**" has the meaning set forth in Section 5.8.

"**Percentage Interest**" means, at the time of such determination, a Member's allocable interest in items of income, gain, loss, deduction and credit of or to the Company. A Member's Percentage Interest is equal to a fraction expressed as a percentage (1) the numerator of which is the number of issued and outstanding Units held by such Member, and (2) the denominator of which is the aggregate number of issued and outstanding Units held by all Members.

"**Permitted Transferee**" means, with respect to any Member, (1) an entity directly or indirectly controlling, controlled by, or under common control with, such Member; (2) a Family Member of such Member; or (3) a trust or other legal entity wholly-owned by, or for the sole benefit of, the relevant Member and/or such Member's Family Members.

"**Person**" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust, unincorporated organization or other enterprise, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Preferred Units**" means the Class A Preferred Units.

"**Pro Rata Tag-Along Units**" means with respect to any Member, the total number of Units proposed to be transferred as set forth in the Second Tag-Along Notice (as defined in

Section 6.5(c)) multiplied by a fraction (a) the numerator of which is equal to the total number of Units owned by the relevant Member, and (b) the denominator of which is equal to the total number of Units owned by each Member (including the Tag-Along Transferor) proposing to Transfer their Units pursuant to Section 6.5.

"**Rights Units**" means the Class A Common Units and the Class A Preferred Units.

"**Transfer**" means, with respect to any Unit, to sell, or in any other way directly or indirectly transfer, assign, convey, distribute, pledge, hypothecate, encumber or otherwise dispose of such Unit, whether voluntarily, involuntarily or by operation of law.

"**Units**" means the membership units of the Company or other securities issued in respect of, or exchange for, Units, by way of a dividend, split, combination of Units, recapitalization, merger, consolidation, reorganization, conversion of the Company from a limited liability company into a corporation, or a similar event or transaction.

1.2   **Accounting Principles**. Where the character or amount of any asset or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this agreement, such determination or computation shall be made in accordance with GAAP at the time in effect, to the extent applicable, except where such principles are inconsistent with the requirements of this agreement.

1.3   **Directly or Indirectly**. Where any provision in this agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

1.4   **Member or Members**. Whenever there shall be only one Member of the Company, the plural term "**Members**" shall refer to such single Member.

Article 2
ORGANIZATION

2.1   **Formation of the Company; Articles of Organization**. The Members of the Company hereby:

(a)   approve and ratify the filing of the Articles of Organization;

(b)   confirm and agree to their status as Members;

(c)   execute this agreement for the purpose of establishing the rights, duties and relationships of the Members among themselves and with the Company, and rules regarding the operation and governance of the Company; and

(d)   (i) agree that if the laws of any jurisdiction in which the Company transacts business so require, any of the Members or authorized representatives of the Company shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents, instruments or other filings necessary for the Company to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge, and cause to be filed for record in the place or places and manner prescribed by law, any amendments to the Articles of Organization as may be required, either by the New York LLC Law, by the laws of any jurisdiction in which the Company transacts business, or by this agreement, in order to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation and operation of the Company as a limited liability company under the New York LLC Law.

2.2   **Name of the Company**. The name under which the Company shall conduct its business is Proof of Concept LLC and/or Barrows Intense. The business, activities and operations of the Company may be conducted under the Company's current name or any other name permitted by the New York LLC Law or the laws of the jurisdiction in which the Company proposes to conduct business under such name, as determined by the Board. Upon the approval of the Board and any Members entitled to a vote with respect thereto, the officers or authorized agents or representatives of the Company promptly shall execute, file and record any assumed or fictitious name certificates required by the laws of the State of New York or any other jurisdiction in which the Company conducts business under such assumed or fictitious name.

2.3   **Place of Business.** The Company shall carry on its business at such place or places, either within or without the State of New York, as the Board may from time to time determined in its sole and absolute discretion. If necessary, the Board shall amend, or shall cause to be amended, the Articles of Organization in accordance with the applicable requirements of the New York LLC Law to reflect any such change of the Company's principal place of business.

2.4   **Registered Office.** The registered office of the Company in the State of New York is 130 Barrow Street, Suite 415, New York, NY 10014. The registered office may be changed by the Board from time to time in accordance with the then applicable provisions of the New York LLC Law and any other applicable laws.

2.5   **Ownership of Property.** The Units of each Member shall be personal property for all purposes. All LLC Assets and interests in LLC Assets shall be deemed to be owned by the Company as an entity, and no Member individually shall have any ownership of such LLC Assets or interest in such LLC Assets except as a Member in the Company.

2.6   **No State Law Partnership**. The Members intend that the Company shall not be a partnership (including, without limitation, a general partnership or a limited partnership) or a joint venture, that no Member or Manager shall be a partner or joint venturer of any other Member or Manager with respect to the business of the Company or for any purposes other than U.S. federal, state and local tax purposes, and that this agreement shall not be construed to suggest otherwise. The Members intend that the Company shall be a partnership for U.S. federal, state and local tax purposes.

Article 3
PURPOSES AND POWERS OF THE COMPANY

3.1 **Purpose.** The purposes of the Company shall be:

(a) to operate and manage the business of the Company and to take any and all such action as the Board determines to be necessary or appropriate in connection therewith;

(b) to enter into any lawful transaction and engage in any lawful activities in furtherance of the foregoing purposes; and

(c) to engage in any other lawful business permitted by the New York LLC Law or the laws of any other jurisdiction in which the Company does business.

3.2 **Powers.** Subject to all of the provisions of this agreement, the Company shall have the power to do any and all acts and things necessary, appropriate, advisable or convenient for the furtherance and accomplishment of the purposes of the Company, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the New York LLC Law and/or the laws of any other jurisdiction applicable to such activities.

Article 4
TERM OF THE COMPANY

4.1 **Term**. The term of the Company commenced on the date upon which the Articles of Organization was duly filed with the Secretary of State of the State of New York and shall continue until the Company is dissolved pursuant to article 10 hereof.

Article 5
UNITS; CAPITAL ACCOUNTS AND ALLOCATIONS

5.1 **Units and Percentage Interests of Members**.

(a) A Member's membership interest in the Company shall be represented by the Units held by such Member. Except as otherwise provided in the New York LLC Law, or in the subscription agreement(s) of the relevant Member, no Member shall be required to make any Capital Contributions to the Company other than their initial Capital Contributions. Schedule A attached hereto sets forth the initial Units of the Members. Schedule A may be amended from time to time to reflect the issuance of additional Units as set forth herein.

(b) There shall be three (3) classes of Units:

(1) one class designated as "Class A Common Units";

(2) one class designated as "Class C Non-Voting Common Units"; and

(3) one class designated as "Class A Preferred Units."

The Units shall be identical in all respects except as otherwise set forth herein.

5.2   **Issuance of Additional Units**. The Board is hereby authorized to cause the Company from time to time to issue to Members or other Persons (who upon such issuance and the execution by such Persons of an agreement to be bound by this agreement, and such other documents and/or instruments as the Board deems necessary or appropriate to evidence such Persons' agreement to be admitted as a Member and to be bound by the terms and conditions of the governance documents of the Company and this agreement, shall automatically become Members) initial or additional Units, for such consideration and in one or more classes, or one or more series of any such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to the then-existing Units, all as shall be determined by the Board in its sole and absolute discretion, the requirements of the New York LLC Law, the Code and other applicable laws. If the Board determines a Capital Call to be advisable, the Board may request that each Member contribute a portion of such Capital Call in proportion to each Member's interest in the Company ("**Member Capital Call Amount**"). In the event of a Capital Call, if the Members do not contribute their respective Member Capital Call Amount, the Company may, in the Board's sole and absolute discretion, raise all or a portion of the Capital Call from other Persons or any Members on terms negotiated between the Company and such other Persons or Members.

5.3   **Capital Accounts**. A separate Capital Account shall be established and maintained for each Member.

5.4   **Allocations**. (a) The initial balance of the Capital Account for each Member shall be deemed to equal the aggregate amount of such Member's Capital Contributions. The Capital Account of each Member shall be increased by (1) the amount of any additional cash amounts contributed by such Member, (2) the fair market value (as determined by the Board) of any additional property (other than cash) contributed by such Member, and (3) allocations to such Member with respect to profit and gain of the Company.

(b)   The Capital Account of each Member shall be decreased by: (1) the U.S. Dollar amount of any cash distributions made to such Member; (2) the fair market value (as determined by the Board) of any property (other than cash) distributed to such Member; and (3) allocations to such Member with respect to deductions or losses.

(c)   For Capital Account purposes, all items of loss and deduction shall be allocated (1) first, pro rata, to the Members according to the positive balances in their respective Capital Accounts until such Capital Accounts are reduced to zero and (2) second, pro rata, to the Members in accordance with their Percentage Interests. All items of profit and gain shall, for Capital Account purposes, be allocated (1) first, pro rata, to the Members in order to reverse any allocations of loss or deduction made pursuant to the preceding sentence, and (2) second, pro rata to the Members in accordance with the Percentage Interests.

(d)   For federal, state and local income tax purposes, items of income, gain, loss, deduction and credit shall be allocated to the Members in accordance with the allocations of the corresponding items for Capital Account purposes under this section 5.5, except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, and the treasury regulations thereunder, particularly Treasury Regulations Section 1.704-1(b)(4)(1).

(e) In the event the Company incurs any nonrecourse liabilities, income and gain shall be allocated in accordance with the "minimum gain chargeback" provisions of Sections 1.704-1 (b)(4)(iv) and 1.704-2 of the Treasury Regulations.

(f) Subject to the provisions of section 5.4(e), but notwithstanding any other provision set forth in this section 5.4, no item of deduction or loss shall be allocated to a Member to the extent such allocation would cause a negative balance in such Member's Capital Account (after taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), (5) and (6)). In the event some but not all of the Members would have such excess Capital Account deficits as a consequence of such allocation, the limitation set forth in this section 5.4(f) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible deduction or loss to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). In the event any loss or deduction shall be specially allocated to a Member pursuant to the preceding sentence, an equal amount of income or gain of the Company shall be specially allocated to such Member prior to any allocation pursuant to section 5.4(c).

(g) Subject to the provisions of this section 5.4, in the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704- 1 (b)(2)(ii)(d)(4), (5) or (6), items of the Company's income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in such Member's Capital Account in excess of that permitted under section 5.4 created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this section 545(g) shall be taken into account in computing subsequent allocations pursuant to this article 5 so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this article 5 shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this article 5 if such unexpected adjustments, allocations or distributions had not occurred.

(h) The Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) in the case of a distribution of any property (other than cash).

(i) The provisions of this section 5.4 and the other provisions of this agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(j) A transferee of all (or a portion) of the Units of a Member shall succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Units on a pro rata basis.

5.5 **Advances to the Company**. Members may, with the prior written consent of the Board, advance funds to the Company in excess of the amounts required hereunder or pursuant to any subscription agreement to be contributed by them to the capital of the Company. Any such approved advances by a Member shall not result in any increase in the amount of such Member's Capital Account or, except as provided in the relevant loan documents or instruments, entitle him or it to any additional Units. The amounts of such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the LLC Assets in accordance with terms and conditions agreed upon by the Board.

5.6   **Liability of Members and Manager**. Except as otherwise provided in the New York LLC Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members or Managers shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or management of its business, activities or operations under the New York LLC Law or this agreement shall not be grounds for imposing personal liability on any Member or Manager for liabilities of the Company.

5.7   **Return of Capital**. Except upon the dissolution of the Company or as may be specifically provided in section 10.3, no Member shall have the right to withdraw from the Company or to demand or to receive the return of all or any part of his or its Capital Account or his or its Capital Contributions to the Company.

5.8   **Distributions**. Any distributions other than tax distributions pursuant to Section 5.9 and Liquidation Distributions (any such distributions, "**Non-Liquidation Distributions**") shall be made from Distributable Cash, at such times and in such amounts as shall be determined by the Board from time to time, to the Members as follows: (i) first, to holders of Preferred Units, pro rata based on the number of Preferred Units held, until such time as the holders of the Preferred Units collectively have received in the aggregate an amount equal to the Aggregate Purchase Price, and (ii) second, to holders of Common Units, pro rata based on the number of Common Units held, until such time as the holders of the Common Units collectively have received in the aggregate an amount equal to the product of (A) the Aggregate Purchase Price, and (B) a ratio, the numerator of which is the Percentage Interest of the holders of the Common Units, and the denominator of which is the Percentage Interest of the holders of the Preferred Units, and (iii) third, to the Members, pro rata based on the number of Units held. The date on which the resolution of the Board declaring a distribution is adopted shall be the record date for determination of the Members entitled to receive such distribution.

5.9   **Income Tax Distributions**. Subject to section 5.11, in order to enable Members to pay income taxes on income allocated to them, the Board shall, within thirty (30) days after the end of each calendar year, cause the Company to distribute, to the extent funds are available therefor, including through loans obtained from Members (as approved in accordance with section 5.5), and it is otherwise practicable (in the Board's sole and absolute discretion), to each Person with a Members' Income Tax Distribution Amount (defined herein) for the prior calendar year, cash in an amount equal to the excess, if any, of (1) the Board's estimate of such Person's Members' Income Tax Distribution Amount for such calendar year, over (2) the aggregate amount of distributions to such Member during such calendar year (other than a distribution pursuant to this section 5.9 made with respect to a prior year). "**Members' Income Tax Distribution Amount**" for any calendar year means, with respect to each Person who is a

Member or to whom an item of income or gain was allocated during such calendar year, the product of (1) such Person's share of taxable income of the Company for such calendar year (as determined by the Board) and (2) the highest marginal combined rate of federal and New York State and City individual income taxes for such calendar year, as determined by the Board.

5.10 **Withholding and Payments on Behalf of a Member**. The Company is hereby authorized to withhold from any distribution, or to make payments on behalf of a Member in his or its capacity as such, all amounts that the Company is required by law to withhold or pay on behalf of such Member (including for the purposes of federal, state and local income tax withholding, state personal property taxes and state unincorporated business taxes). All amounts withheld by the Company from distributions or paid by the Company on behalf of a Member pursuant to the foregoing sentence shall be deemed to have been distributed to the Member otherwise entitled to receive the amount so withheld or on whose behalf the amount was paid.

5.11 **Limitation Upon Distributions**. Notwithstanding anything to the contrary in this agreement, the Company shall not make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their respective membership interests in the Company and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the LLC Assets, except that the fair value of the property that is subject to a liability for which the recourse of creditors is limited shall be included in the LLC Assets only to the extent that the fair value of that property exceeds the liability.

Article 6
TRANSFERS OF UNITS

6.1 **General Prohibition on Transfer**. (a) No Member shall Transfer all or any number of Units owned by him or it unless (1) such Transfer is made to a Permitted Transferee of such Member, (2) such Transfer is made with the prior written consent of the Board, which consent may be withheld for any reason or no reason in its sole discretion, (3) an Initial Public Offering has occurred, or (4) such Transfer is made in accordance with the terms and conditions of this article 6.

(b) Notwithstanding anything to the contrary in this agreement, no Transfer shall be deemed effective unless and until (1) the relevant transferee (other than the Company or an existing Member) executes and delivers to the Company, in the capacity of a Member, an agreement to be bound by all of the terms and conditions of this agreement, (2) such Transfer is in compliance with the federal securities laws, all applicable state, local and foreign securities laws and, upon its request, the Company shall have received satisfactory evidence of such compliance (including an opinion of counsel to the transferor) and (3) upon its request, the Company is indemnified for any reasonable costs and expenses actually incurred by the Company in connection with such Transfer.

(c) Notwithstanding anything to the contrary in this agreement, the closings of all Transfers contemplated by this article 6 shall take place remotely via the exchange of documents in PDF format and original documents by mail or courier, or at a location as the Company shall consent to in writing upon the request of the Members participating in such Transfer, which consent shall not be unreasonably withheld or delayed. At each closing, the relevant transferor(s) shall deliver to the relevant transferee(s) all certificates evidencing the Units to be transferred, duly endorsed and in negotiable form and, to the extent necessary (1) with all documentary stamps affixed thereto, and (2) accompanied by executed unit transfer powers, endorsed in blank.

(d) Notwithstanding anything to the contrary in this agreement, no Member shall Transfer any or all of his or its respective Units to any Person who or which (1) provides products or services competitive with the products or services of the Company or operates any business competitive with the business operated by the Company, (2) is an employee, consultant, director, officer, agent, manager, member, partner or other owner of ownership or equity interests in, or control person of, any Person described in clause (1), in either case, without the prior written consent of the Company, which may be withheld, for any reason or no reason, in its sole discretion.

(e) Any Transfer or purported Transfer made in violation of this article 6 or in violation or contravention of restrictions on Transfer set forth as a legend on any Unit certificate shall be null and void and of no force or effect, and the Company shall not register such Transfer on its Unit ledger or transfer books.

6.2 **Preemptive Rights**. (a) If at any time after the date hereof, the Company proposes to issue Equity Securities, the Company shall (1) give written notice thereof to each holder of Rights Units, setting forth in reasonable detail: (A) the designation and the terms and provisions of the securities proposed to be issued (the "**Proposed Securities**"), including, where applicable, the voting powers, preferences and relative participating, optional or other special rights, and the qualification, limitations or restrictions thereon and any other material attributes thereof (including, without limitation, interest and maturity dates); (B) the price and other terms of the proposed sale of such securities; (C) the number of such securities proposed to be issued; and (D) such other information as each such holder of Rights Units may reasonably request in order to evaluate the proposed issuance, and (2) offer to issue to each such holder of Rights Units a portion of the Proposed Securities equal to such Member's pro rata portion of the total outstanding units.

(b) Each such holder of Rights Units must exercise his or its purchase rights hereunder within ten days after receipt of the notice from the Company described in section 6.2(a). To the extent that the Company offers two or more securities in units, holders of Rights Units must purchase such units as a whole and will not be given the opportunity to purchase only one of the securities comprising such unit.

(c) During the 60 days following the expiration of the offering period(s) described above (or such longer period as may be consented to by the holders of Rights Units, which consent shall not be unreasonably withheld or delayed), the Company will be free to sell to third parties such Proposed Securities as the holders of Rights Units have not elected to purchase pursuant to this section 6.2(c), on terms and conditions no more favorable to the third parties than those offered to the holders of Rights Units; provided, that the purchaser agrees, in writing, to be bound by the provisions of this Agreement by executing and delivering an Additional Member signature page, a form of which is attached hereto. Any Proposed Securities offered or sold by the Company after such 60-day period (or such longer period as may be consented to by the holders of Rights Units) must be re-offered to the holders of Rights Units pursuant to this section 6.2(c).

(d)   The election by a holder of Rights Units not to exercise his or its preemptive rights under this section 6.2 in any one instance shall not affect his or its right (other than in respect of a reduction in his or its relative membership interest and Percentage Interest in the Company) as to any subsequent proposed issuance of Equity Securities. Any sale of such securities by the Company without first affording the Rights Units the opportunity to exercise their rights as described in this section 6.2 shall be null and void and of no force or effect.

6.3   **Required Sale**. (a) If the Board approves the sale of all or substantially all of the Company's assets, or all or substantially all of the Company's outstanding equity (whether by merger, recapitalization, consolidation, reorganization, combination or otherwise) (an "**Approved Sale**"), each Member agrees to vote for, consent to and raise no objections to such Approved Sale. If the Approved Sale is structured as a merger or consolidation, each Member will waive any dissenter's rights, appraisal rights or similar rights in connection with such merger or consolidation. If this Approved Sale is structured as a sale of its equity, each Member will agree to sell all of his or its Units and any other membership interest of the Company and any rights to acquire an equity interest on the terms and conditions approved by the Board. Each Member will take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Company; provided, however, that (1) any Member compelled under this section 6.3 to participate in an Approved Sale shall not be required to make any representations or warranties regarding the Company, and (2) any Member compelled under this section 6.3 to participate in an Approved Sale shall have no indemnification obligation or other contractual liability for any representations or warranties regarding the Company beyond the consideration received by such Member pursuant to such Approved Sale.

(b)   The obligations of each Member with respect to the Approved Sale of the Company are subject to the satisfaction of the following conditions: (1) upon the consummation of the Approved Sale, each such Member will receive the same form of consideration (provided, however, that the receipt and holding of such form of consideration does not cause any such Member to violate any applicable laws, rules or regulations) and the same portion of the aggregate consideration that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences of each Member as set forth herein; (2) if any Members are given an option as to the form and amount of consideration to be received, each Member will be given the same option (provided, however, that the receipt and holding of such form of consideration does not cause any such Member to violate any applicable laws, rules or regulations); (3) each Member with then currently exercisable rights to acquire an equity interest will be given an opportunity to exercise such rights prior to the consummation of the Approved Sale and to include the membership so acquired in the Approved Sale.

6.4   **Rights of First Refusal**.

(a)   Except as otherwise provided in Section 6.1, no Member (including any Tag-Along Transferor or Tag-Along Member) shall Transfer all or any number of the Units owned by him or it unless the relevant Member desiring to make the Transfer (the "**Transferor**") shall have first delivered a written offer meeting the requirements set forth in Section 6.4(b) (the "**Offer Notice**"), to sell the Units then proposed to be transferred by such transferor (the "**Subject Units**") to the Company and each non-transferring holder of Rights Units (the "**Remaining Members**"), and such offer shall not have been accepted.

(b)   The Offer Notice shall contain (1) a statement of the Transferor's intention to Transfer Units to a third-party, (2) the name and address of the proposed transferee, (3) the number of Subject Units, (4) the terms of such proposed Transfer, and (5) an offer to sell the Subject Units to the Company and, to the extent required pursuant to Section 6.4(c), the Remaining Members.

(c)   Within thirty (30) days after the receipt of the Offer Notice, the Company may elect to acquire all or any number of the Subject Units by giving written notice thereof to the Transferor (with a copy to each Remaining Member), which notice shall contain the number of Subject Units which the Company desires to purchase. If all of the Subject Units are not fully subscribed for by the Company, the remaining Subject Units shall be offered (and, to the extent not fully subscribed for initially by the Remaining Members, re-offered) to the Remaining Members pro-rata, based on the number of Units held by each of them, upon the terms set forth in this Section 6.4 until all such Subject Units are fully subscribed for or until all Remaining Members have subscribed for all such Subject Units which they desire to purchase, provided, however, that the Remaining Members must exercise their purchase rights within five days after receipt of such offer (and all such re-offers). The notice required to be given by the Company and the Remaining Members, if applicable, shall specify a date for the closing of the purchase of the Subject Units, which date shall be upon the latest to occur of (1) 30 days from the date of the receipt of the last notice given pursuant to the two immediately preceding sentences, (2) 30 days after the expiry of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (3) 15 days following the completion of any appraisal of the value of any non-cash consideration proposed to be paid in connection with such Transfer in accordance with Section 6.6.

(d)   The Transfer of the Subject Units to the Company and/or the Remaining Members shall be consummated in accordance with the terms set forth in the offer of the proposed transferee (or, to the extent for consideration other than cash, terms which are substantially similar to such terms).

(e)   If the offer to sell is not accepted by the Company and/or the Remaining Members as to all the Subject Units prior to the termination of the last five day period specified in Section 6.3(c), the relevant transferors may make a bona fide Transfer with respect to the balance of the Subject Units to the prospective transferee named in the Offer Notice, provided that such Transfer shall be made only in strict accordance with the terms set forth in the Offer Notice. To the extent that the Transferor shall fail to make such Transfer within 60 days following the expiration of the last five-day period specified in Section 6.3(c) for the election by the Remaining Members such Subject Units shall again become subject to all of the restrictions on Transfer set forth in this Article 6.

6.5   **Tag-Along Rights**.

(a)	Subject to the exercise or waiver by the Company and/or any Remaining Member of any Rights of First Refusal pursuant to Section 6.4 above, if any Member (acting individually or in concert with other Members) proposes to Transfer Units to a third party transferee in a single transaction or a series of related transactions (the "**Tag-Along Transaction**"), such Member (the "**Tag-Along Transferor**") shall deliver written notice to each other holder of Rights Units, which notice (the "**First Tag-Along Notice**") shall set forth (1) a statement of intention to Transfer Units, (2) the name and address of the proposed transferee, (3) the number of Units involved in such proposed Transfer, (4) the total number of Units by such Tag-Along Transferor, and (5) a reasonably detailed description of the terms of such Transfer.

(b)	Upon receipt of the First Tag-Along Notice, each recipient Voting Unit holder (other than any Remaining Member who exercised any Rights of First Refusal with respect to such Transfer Units) shall have the right, but not the obligation, to require the Tag-Along Transferor to sell in connection with, and as a condition to, the Tag-Along Transaction, a number of Units owned by them which is less than or equal to such Member's Initial Tag-Along Units, upon terms which are identical (or, to the extent for consideration other than cash, terms which are substantially similar) to those offered to the Tag-Along Transferor. Such right shall be exercisable by any such Member that has Tag-Along Rights pursuant to the immediately preceding sentence (the "**Tag-Along Member**") by delivering written notice of exercise to the Tag-Along Transferor within 10 days of receipt of the First Tag-Along Notice, which notice (the "**Tag-Along Acceptance Notice**") shall set forth (1) the Tag-Along Member's intention to exercise such Member's tag-along rights hereunder, (2) the total number of Units which such Tag-Along Member proposes to Transfer in connection with such proposed transaction, and (3) the total number of Units owned by such Tag-Along Member. Any holder of Rights Units who or which falls to deliver his or its Tag-Along Acceptance Notice to the Tag-Along Transferor within 10 days of his or its receipt of the First Tag-Along Notice shall be deemed to have waived his or its tag-along rights under this Section 6.5.

(c)	In the event that the proposed transferee of the Tag-Along Transferor's Units is unwilling or unable to acquire both the Tag-Along Transferor's Units and the eligible Units of all of the Tag-Along Members as to which tag-along demands have been made, the Tag-Along Transferor shall deliver written notice (the "**Second Tag-Along Notice**") of such circumstance to each Tag-Along Member, which notice shall set forth the total number of Units which the proposed transferee is willing and able to acquire upon the terms of the original offer. Upon receipt of the Second Tag-Along Notice, each Tag-Along Member shall have the option, exercisable by delivery of written notice thereof to the Tag-Along Transferor (the "**Second Tag-Along Acceptance Notice**"), to Transfer to the proposed transferee, upon the terms of the original offer, a number of Units owned by them which is less than or equal to such Member's Pro Rata Tag-Along Units. Any Member who or which fails to deliver his or its Second Tag-Along Acceptance Notice to the Tag-Along Transferor within ten days of his or its receipt of the Second Tag-Along Notice shall be deemed to have waived his or its Tag-Along Rights under this Section 6.5.

(d)	The Transfer to the proposed transferee of the Units of the Tag-Along Transferor and of the relevant Initial Tag-Along Units or Pro Rata Tag-Along Units (as the case may be) of the Tag-Along Members shall be consummated in accordance with the terms set forth in the offer of the proposed transferee (or, to the extent for consideration other than cash, terms which are substantially similar to such terms) upon the later to occur of (1) ten days from the completion of the procedures set forth in Section 6.5(b) and/or (c), and (2) 15 days following the completion of any appraisal of the value of any non-cash consideration proposed to be paid in connection with such Transfer in accordance with Section 6.6.

(e)   In the event that the transactions contemplated by this Section 6.5 are not consummated in accordance with Section 6.5(d) as a result of the Tag-Along Transferor's or the proposed transferee's unwillingness to proceed (whether in view of the results of any appraisal pursuant to Section 6.6 or otherwise), the Units proposed to be transferred by the Tag-Along Transferor or any Tag-Along Member in connection with such transaction, shall not be transferred to the proposed transferee, and shall instead once again become subject to the restrictions on Transfer set forth in this Article 6, including a Member's right to receive and respond to the First Tag Along Notice and/or Second Tag Along Notice per Sections 6.5(a)-(c).

(f)   The Company shall not be required to (1) make any representations, warranties or covenants, or (2) execute and deliver any agreement or instrument (other than new Unit certificates), in connection with any Transfer consummated in accordance with this Section 6.5.

6.6   **Appraisals**. (a) If the relevant parties to a Transfer pursuant to either of sections 6.4 or 6.5 cannot agree on the value of any non-cash consideration, any party to such Transfer may, upon three days written notice, initiate appraisal proceedings pursuant to section 6.6(b).

(b)   If any party shall initiate an appraisal procedure to determine the value of any non-cash consideration or the Fair Market Value of the relevant Units, then the relevant transferor(s), on the one hand, and the relevant transferee(s) (including the Company) on the other hand, shall each promptly appoint as an appraiser a nationally-recognized investment banking firm or such other appraiser as shall be mutually acceptable to all parties. Each appraiser shall, within 30 days of appointment, separately investigate the value of the consideration for the Units as of the proposed Transfer date and shall submit a notice of an appraisal of that value to each interested party. Each appraiser shall be instructed to determine such value without regard to income tax consequences to the relevant transferor(s) as a result of receiving cash rather than other consideration, as appropriate. If the appraised values of such consideration, or Fair Market Value of the Units (the "**Earlier Appraisals**"), vary by less than 10%, the average of the two appraisals on a per Unit basis shall be controlling as to the amount of the cash equivalent or Fair Market Value of the Units. If the appraised values vary by more than 10%, the appraisers, within 10 days of the submission of the last appraisal, shall jointly agree upon a third appraiser unaffiliated with the appraisers chosen by the transferor(s) or the transferee(s) or the Company, as the case may be. The third appraiser shall, within 30 days of its appointment, appraise the value of the consideration for the Units (without regard to the income tax consequences to the transferor(s) as a result of receiving cash rather than other consideration, as applicable) as of the proposed Transfer date and submit notice of his appraisal to each party. The value determined by the third appraiser shall be controlling as to the value of the cash equivalent or Fair Market Value of the Units unless the value is greater than the two Earlier Appraisals, in which case the higher of the two Earlier Appraisals will control, and unless that value is lower than the two Earlier Appraisals, in which case the lower of the two Earlier Appraisals will control. If any party fails to appoint an appraiser or if one of the two initial appraisers fails after appointment to submit his appraisal within the required period, the appraisal submitted by the remaining appraiser shall be controlling. The relevant transferor (or transferors, pro rata, based on the number of Units proposed to be transferred) and the relevant transferees (pro rata, based on the number of Units proposed to be acquired) or the Company, as the case may be, shall each bear the cost of its or their respective appointed appraiser. The cost of the third appraisal shall be shared one-half by the transferor (or transferors, pro rata based on the number of Units proposed to be transferred) and one-half by the relevant transferee (or transferees, pro rata, based on the number of Units proposed to be acquired).

Article 7
ADDITIONAL AGREEMENTS AND RESTRICTIONS

7.1   **Issuance and Replacement of Certificates**. (a) Every Member of the Company shall be entitled, upon written request, to have a certificate certifying the number of Units owned by him or it. The Unit certificates shall be numbered and registered in the ledger and transfer books of the Company. The Board may also appoint one or more transfer agents and/or registrars for Units and for the Transfer and registration of certificates representing the same. Certificates representing Units shall be signed by two officers of the Company. Any or all of the signatures upon any such certificate may be facsimiles, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any certificate shall have ceased to be an officer, transfer agent or registrar of the Company after the certificate is executed, but before the certificate is issued, it may be issued with the same effect as if he or it were an officer of the Company at the date of its issuance.

(b)   The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the certificates representing Units to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate of certificates, or his or her legal representative, to indemnify the Company for any loss or damage actually incurred by the Company in connection with such lost or stolen certificates, including the Company's reasonable attorneys fees and expenses, and to post a bond in such sum as it may direct as security for the indemnitor's obligation to indemnify the Company against any claim that may be made against the Company with respect to the certificates alleged to have been lost, stolen or destroyed.

(c)   Upon surrender to the Company of certificates duly endorsed and/or accompanied by proper evidence of Transfer and/or authority to Transfer, it shall be the duty of the Company, provided, that the Transfer is in compliance with the terms of this agreement (including, without limitation, the provisions of article 6), to issue new certificates to the Person entitled thereto, cancel the old certificates and record the transaction upon its Unit ledger and transfer books.

(d)   The Company shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of Units to receive distributions, and to vote as the owner of such Units, and to hold liable for calls and assessments a Person registered on its books as the owner of Units, and shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other Person, whether or not it shall have express or other notice thereof.

7.2   **Legends**. (a) Each certificate evidencing Units will bear the following legend reflecting the restrictions on the Transfer of such securities pursuant to the terms of this agreement and applicable federal securities law:

> "The securities evidenced hereby have not been registered under applicable federal or state securities laws and instead are being issued pursuant to exemptions contained in said laws. The securities represented by this certificate may not be transferred unless (1) a registration statement with respect to such securities shall be effective under the Securities Act of 1933, as amended, (2) such securities are transferred pursuant to Rule 144, or any successor rule, under such act and/or (3) the issuer shall have received an opinion of counsel reasonably satisfactory to it that no violation of such act or similar federal or state acts will result from such transfer. The securities evidenced hereby are subject to the terms of a limited liability company operating agreement as the same may be amended from time to time, by and among the issuer and the members of the Company identified therein, including certain restrictions on transfer."

(b)   Each of the Members hereby agrees to surrender to the Company upon its request, their respective certificates evidencing Units owned by them for the purpose of inserting the foregoing legend to the extent such legend should, but does not, appear thereon. The Company agrees that any certificates evidencing any Units or securities exchangeable for, or convertible into, such Units, which are issued after the date hereof to any Person who is, or, in conjunction with such issuance, becomes, a party to this agreement, shall bear the legend set forth in section 7.2(a).

Article 8
MANAGEMENT; MEMBERS

8.1   **Management by Board of Managers**. (a) Except for decisions or actions requiring the approval of the Members as provided in this agreement or by non-waivable provisions of the New York LLC Law, the Board shall have full power and authority to manage and supervise the property, business, activities, operations and affairs of the Company. Subject to this article 8, the Board shall be comprised of such number of Managers, appointed in accordance with this article 8, as shall be established by the Board (none of which shall be required to be a Member).

(b)   On the effective date of this agreement, the Board shall consist of one (1) Manager, who shall be appointed by the Founder ("**Founder Manager**"), and who shall initially be the Founder.

8.2   **No Management by Members**. Except as otherwise expressly provided in this agreement or by non-waivable provisions of the New York LLC Law, the Members shall have no right to control or manage, nor participate in the control or management of, the property, business, activities, operations or affairs of the Company.

8.3 **Managers Under the New York LLC Law**. Each Manager shall be a "**manager**" of the Company for all purposes of, and within the meaning set forth in, the New York LLC Law.

8.4 **Election Term; Resignation**. Each Manager holds office until his or her successor has been appointed. If all Managers have resigned or have been removed from office, the Members shall manage the business of the Company until successor Managers are appointed. Any Manager may resign at any time by giving written notice to the Board or to the Company. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation shall not be necessary to make it effective.

8.5 **Removal; Vacancies**. Any vacancy on the Board resulting from the death, Disability, resignation or removal of the Founder Manager shall be filled by the persons entitled to elect such Managers pursuant to section 8.1(b).

8.6 **Meetings of the Board of Managers**. Regular meetings of the Board may, unless otherwise required by the Board, be held on not less than ten days notice to the other Managers delivered personally or by facsimile or email and confirmed by telephone, at such time and place as shall from time to time be determined by resolution of the Board. Special meetings of the Board shall be called at the request of any Manager on not less than 24 hours notice to the other Managers, delivered personally or by facsimile or email and confirmed by telephone. Notice of a regular or special meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager. Meetings of the Board may be held by telephone or any other communications equipment by means of which all participating Managers can simultaneously hear each other during the meeting.

8.7 **Procedure**. The Board may establish rules of procedure for the conduct of its proceedings consistent with the terms and conditions of this agreement.

8.8 **Voting and Quorum**. Each Manager shall be entitled to cast one vote. At all properly noticed meetings of the Board, the presence, in person or by proxy, of a majority of the entire Board, shall constitute a quorum for the transaction of business. Except as otherwise provided in this agreement, at any meeting of the Board, the vote of a majority of the entire Board shall be the action of the Board. If, at any meeting duly called, a quorum shall not be present, a majority of the Managers present at such meeting may, despite the absence of a quorum, schedule a second meeting, to be held on not less than 24 hours notice to the other Managers.

8.9 **Committees**. The Board may designate one or more committees, each committee to consist of such number of Managers of the Company as the Board may establish. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise any of the powers and authority of the Board in the management of the property, business, activities, operations or affairs of the Company. Each committee of the Board shall meet and act in accordance with rules established for the Board in this article 8. Each committee shall keep regular minutes and report to the Board when required.

8.10 **Compensation**. The compensation of the Managers (and of any committee members) for their services to the Company shall be determined by the Board, in good faith, or by a Compensation Committee (which may be established by the Board). Managers shall be reimbursed by the Company for any reasonable expenses (including travel expenses) that are incurred by such Managers in the performance of their duties hereunder (including attendance at Board meetings). Committee members shall also be entitled to such reimbursement, provided written approval from the Company for such expenses has been obtained. Nothing contained in this agreement shall be construed to preclude any Manager (or committee member) from serving the Company in any other capacities and receiving compensation for such services.

8.11 **Action by Written Consent.** Any action which may be taken by the Board under this agreement may be taken without a meeting if consents in writing setting forth the actions to be taken thereby are signed by each of the Managers and the writing or writings are delivered to the Company. The Company shall file such writings with the minutes of proceedings of the Board.

8.12 **Officers**. (a) The Company shall have such officers, with such duties, powers and authority, as the Board may establish. Each officer shall hold his or her respective office for the term specified by the Board, unless earlier removed by the Board. Except as otherwise provided by law, any number of offices may be held by the same person.

(b) Any officer of the Company may resign at any time by giving written notice to the Board. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation shall not be necessary to make it effective. Upon resignation of an officer, the Board shall have sole authority to appoint a successor to such officer.

(c) Except as provided by the terms of any agreement between the relevant officer and the Company, any officer or agent of the Company may be removed from office, with or without cause, by the Board at any meeting or by the written consent of the Board without a meeting. Any vacancy occurring in any office may be filled by a person designated by the Board. The Board, in its sole and absolute discretion, may redelegate the duties, powers and authority of any officer or agent, in whole or in part, to any other officer, agent or Persons, notwithstanding the provisions of this agreement, except as otherwise provided by the laws of the State of New York or the terms of the relevant agreement, if any, between such Person and the Company.

(d) The officers of the Company shall be entitled to such salary or other compensation as the Board shall determine.

(e) Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the officers of the Company as established in accordance herewith.

8.13 **Voting Rights of Members; Meetings of Members**. (a) Members have no right to vote or otherwise participate in the management of the Company, except as may be required, either by the New York LLC Law, by the laws of any jurisdiction in which the Company transacts business, or as otherwise set forth in this Agreement. Holders of Class C Common Units have no right to vote by virtue of the Class C Common Units.

(b) A meeting of the Members may be called at any time by the Board or by holders of Rights Units holding not less than 30% of the then issued and outstanding Units of the Company. Meetings of the Members shall be held at the Company's principal place of business or at any other place agreed to by the Board. Not less than five nor more than 60 days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member, stating the place, date, hour and purpose of the meeting. Notwithstanding the foregoing provisions, a Member shall be deemed to waive such notice if, before or after the meeting, the Member signs a waiver of the notice which is filed with the records of meetings of the Members, or is present at the meeting in person or by proxy without objecting to the lack of notice prior to the commencement of such meeting.

(c) At any meeting, the presence in person or by proxy of Members holding not less than a majority of the Rights Units then issued and outstanding shall constitute a quorum. If, at any meeting duly called, a quorum shall not be present, Members holding a majority of the Rights Units present at such meeting may reschedule such meeting, despite the absence of a quorum, which rescheduled meeting may be held on not less than 24 hours notice to the continuing Members. A Member holding Rights Units may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney in fact. Except as otherwise provided in this agreement, at any meeting at which a quorum is present, the affirmative vote (in person or by proxy) of Members owning a majority of the Units then issued and outstanding shall be the act of the Members.

(d) A meeting of the Members need not be held, except as called pursuant to section 8.13(b).

(e) Any action which may be taken by the Members at any meeting may be taken without a meeting if consents in writing setting forth the action so taken and signed by Members owning the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote thereon were present and voted is delivered to the Company. The Company shall file such writings with the minutes of proceedings of the Members.

(f) Members may participate in a meeting by conference telephone or similar communications equipment, by means of which all Persons in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

8.14 **Indemnification of the Managers, Officers and any Affiliates**. (a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of New York, as if the Company were a corporation incorporated under the laws of the State of New York, any Manager, officer and/or any Affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all Losses arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the

Indemnitee continues to be a Manager, officer or Affiliate thereof at the time any such liability or expense is paid or incurred; provided, however, that no Manager, officer or Affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such Person.

(b)   No Manager or officer shall have liability (personal or otherwise) to the Company or its Members for damages for any breach of duty in such capacity; provided, however, that nothing in this section 8.14 shall eliminate or limit the liability of any Manager or officer if a judgment or other final adjudication adverse to such Manager or officer establishes that his or her acts or omissions constituted gross negligence or willful misconduct.

(c)   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this section 8.14 shall, from time to time, upon request by the Indemnitee, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this section 8.14.

(d)   The indemnification provided by this section 8.14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Members, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Manager, officer or Affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(e)   The Company may purchase and maintain insurance on behalf of the Managers, officers and such other Persons as the Members shall determine, against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of Units in the Company or the business, activities or operations of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this agreement.

(f)   An Indemnitee shall not be denied indemnification in whole or in part under this section 8.14 or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was otherwise permitted or not expressly prohibited by the terms of this agreement.

(g)   The provisions of this section 8.14 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

8.15   **Savings Clause**. (a) If this article 8 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this article 8 as to costs, charges and expenses (including, without limitation, attorneys' fees), judgments, fines and amounts paid in settlement with respect to any suit, action or proceeding relating to this agreement, whether civil, criminal, administrative or investigative, to the fullest extent permitted by any applicable portion of this article 8 that shall not have been invalidated and to the fullest extent permitted by applicable law.

8.16 **Exculpation**. No Member, Manager or officer shall have personal liability to the Company or the Members for monetary damages for breach of such Member's, Manager's or officer's fiduciary duties (if any) or for any act or omission performed or omitted by such Member, Manager or officer in good faith on behalf of the Company. Each Member, Manager or officer shall be indemnified and exculpated from personal liability for damages in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters that such Member, Manager or officer reasonably believes are within such Person's professional or expert competence.

Article 9
BANK ACCOUNTS; BOOKS AND RECORDS; STATEMENTS;
TAXES; FISCAL YEAR

9.1 **Bank Accounts**. All funds of the Company shall be deposited in its name in such checking and savings accounts, time deposits or certificates of deposit, or other accounts as shall be designated by the Board from time to time, and the Board shall arrange for the appropriate conduct of such account or accounts.

9.2 **Books and Records**. The Board shall keep, or cause to be kept, accurate and complete books and accounts showing assets, liabilities, income, operations, transactions and the financial condition of the Company.

9.3 **Accounting Decisions**. All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Board.

9.4 **Where Maintained**. The books, accounts and records of the Company at all times shall be maintained at the Company's principal office or such other office or offices as the Board shall determine.

9.5 **Tax Returns**. The Board shall, at the expense of the Company, cause to be prepared and delivered to the Members, in a timely fashion after the end of each Fiscal Year (defined herein), copies of all federal and state income tax returns for the Company for such Fiscal Year, one copy of which shall be timely filed with the appropriate tax authorities. Such returns shall accurately reflect the results of operations of the Company for such Fiscal Year. The Board shall appoint a Manager as the "**Tax Matters Partner**" (as defined in the Code) of the Company who is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. The Tax Matters Partner shall keep all Members informed of the progress of any such examination, audit or other proceeding. Each Member and former Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required in connection with the conduct of such proceedings.

9.6   **Fiscal Year**. Unless otherwise required by law, the fiscal year of the Company for financial, accounting, U.S. federal, state and local income tax purposes shall be the calendar year (the "**Fiscal Year**"). The Board shall have authority to change the beginning and ending dates of the Fiscal Year if the Board deems such change to be necessary or appropriate to the business, activities or operations of the Company.

Article 10
DISSOLUTION AND LIQUIDATION

10.1   **Events Causing Dissolution**. (a) The Company shall not be dissolved by the admission of new Members or the withdrawal of existing Members (unless all Members of the Company have withdrawn). The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (1) the affirmative vote or written consent of (A) Members holding 66% or more of the issued and outstanding Rights Units, and (B) the Board; and (2) the occurrence of any other event which, under the New York LLC Law, would cause the dissolution of the Company or that would make it unlawful for the business, activities or operations of the Company to be continued. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business, activities, operations and affairs, and the LLC Assets have been distributed as provided in section 10.3 of this agreement and by the New York LLC Law.

10.2   **Cancellation of Certificate**. Upon the dissolution and completion of the winding up of the Company, the Company shall file Articles of Dissolution in accordance with the provisions of Section 705 of the New York LLC Law, and the Board (or any Person responsible for winding up the affairs of the Company) shall promptly notify the Members of such dissolution.

10.3   **Distributions Upon Dissolution**. Upon the dissolution of the Company, the Board (or any other Person designated by the Board to be responsible for winding up the affairs of the Company) shall act as liquidator and proceed without any unnecessary delay to sell or otherwise liquidate the LLC Assets and pay or make due provision for the payment of all debts, liabilities and obligations of the Company. The Board (or any other Person designated by the Board to be responsible for winding up the affairs of the Company) shall distribute the net liquidation proceeds and any other liquid assets of the Company after the payment of all debts, liabilities and obligations of the Company (including, without limitation, all amounts owing to holders of profits interests or similar profit participation rights, and to a Member under this agreement or under any agreement between the Company and a Member entered into by the Member other than in its capacity as a Member of the Company), the payment of expenses of liquidation of the Company, and the establishment of a reasonable reserve in an amount estimated by the Board to be sufficient to pay any amounts reasonably anticipated to be required to be paid by the Company, to the Members as follows (the "**Liquidation Distribution**"): (i) the holders of Preferred Units shall be paid an amount equal to the greater of (A) the Aggregate Purchase Price less the aggregate amount previously distributed to and received by holders of Preferred Units pursuant to Non-Liquidation Distributions (the "**Preferred Liquidation Amount**"), and (B) the amount that the Preferred Units would receive on an a pro rata basis with the Common Units less the Preferred Liquidation Amount; and (ii) the balance of any proceeds shall be distributed pro rata to holders of Common Units. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Preferred Units the full Preferred Liquidation Amount, such holders of Preferred Units shall share ratably in any distribution of the assets available for distribution.


Article 11
MISCELLANEOUS


11.1 **Specific Performance, Injunction, Payment of Costs**. (a) The parties agree that it is impossible to determine the monetary damages which would accrue to the Company or any Member by reason of the failure of any other Member or the Company to perform any of his or its obligations under this Agreement requiring the performance of an act other than the payment of money only. Further, because the Units cannot be readily purchased or sold in the open market, the parties hereto agree and acknowledge that money damages are not an adequate remedy with respect to the nonperformance or other breach of any obligations pursuant to this agreement. Therefore, each party hereto may, in his or its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this agreement.

(b) In the event of a breach or threatened breach by a Member of any of the provisions of this agreement, the Company, and the remaining Members shall be entitled to an injunction restraining such Member from any such breach without a showing of irreparable harm. The availability of this injunctive remedy shall not prohibit the Company or any Member from pursuing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of monetary damages from the breaching Member.

11.2 **Further Assurances**. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any and all further instruments or documents and to take any and all such other and further actions as the relevant other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

11.3 **Termination; Survival**. The rights and obligations of a Member under this agreement shall terminate at such time as such Member no longer is the beneficial owner of any Units. This agreement shall terminate upon the earliest to occur of (1) the date on which the Members and the Company agree in writing to terminate this agreement, (2) the sale of all or substantially all of the LLC Assets, and (3) the dissolution of the Company; provided, that prior to such termination, the proceeds of any sale described in clause (2) of this section 11.3 are liquidated and distributed to the Members pursuant to articles 5 and 10 of this agreement. Notwithstanding anything to the contrary in this agreement, regardless of the manner in which this agreement is terminated, sections 6.1, 8.14, 8.15, 8.16 and article 11 hereof shall survive until, by their respective terms, they are no longer operative.

11.4   **Benefits of Agreement**. All of the terms and provisions of this agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

11.5   **Enforceability**. It is the desire and intent of the parties hereto that the provisions of this agreement shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this agreement shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete there from the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

11.6   **Governing Law**. This agreement shall be interpreted in accordance with and governed by the laws of the state of New York (without giving effect to any choice or conflict of laws provisions thereof.

11.7   **Consent to Jurisdiction**. Each party hereto hereby irrevocably and unconditionally submits to the jurisdiction of any federal and state court in New York sitting in New York City and irrevocably agrees that all actions or proceedings arising out of or relating to this agreement or the transactions contemplated hereby shall be litigated exclusively in such courts. Each party hereto agrees not to commence any legal proceeding related hereto or thereto except in such court. Each party hereto irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto consents to process being served in any such action or proceeding by mailing a copy thereof by registered or certified mail..

11.8   **Waiver of Jury Trial**. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of under or in connection with this Agreement. Each party hereto acknowledges that it and the other parties hereto have been induced to enter into this agreement, by, among other things, the mutual waivers and certifications in this section 11.8.

11.9   **Notices**. All notices, requests and other communications to any party hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, return receipt requested, to the appropriate addresses listed below or, if applicable, on the Counterpart Signature Page attached hereto or on any joinder agreement or similar agreement:

If to the Company: Proof of Concept LLC
                      130 Barrow Street, Suite 415
                      New York, NY 10014
                      Attention: President

                      with a copy to (which shall not constitute
                      notice):

Masur Griffitts + LLP
65 Reade Street
New York, New York 10007
Attention: Robert C. Griffitts, Esq.

or, in any event, to such other address or facsimile number as the party to whom notice is to be given may furnish in writing to the other parties hereto in accordance with the requirements of this section 11.9. Each such notice, request or communication shall be effective when received or, if given by mail, when delivered at the address specified in this section 11.9 or on the fifth business day following the date on which such communication is posted, whichever occurs first.

11.10 **Amendments and Waivers**. This agreement may only be modified or amended with the written consent of the Board and holders of a majority of the issued and outstanding Rights Units, voting as a single class, as determined as of the date of such proposed amendment; provided, however that no such amendment may discriminate against a holder or holders of the same class of Units without the written consent of the holder(s) so affected. Any such supplemental or amendatory agreement shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in, and formed a part of, this agreement; provided, however, that the Board may, in its sole discretion, modify or amend this agreement if such modifications or amendments are: (1) to Schedule A; (2) of an inconsequential nature, as reasonably determined by the Board; (3) for the purpose of reflecting the admission of additional Members, the withdrawal of Members, or additions to or reductions from the Capital Accounts of the Members, as any of the foregoing is permitted by this agreement; (4) necessary to maintain the Company's status as a partnership for tax purposes according to Section 7701 (a)(2) of the Code; (5) necessary to preserve the validity of any and all allocations of Company income, gain, loss, deduction or credit pursuant to Section 704(b) of the Code; (6) contemplated by this agreement; (6) for the purposes of reflecting changes to the information set forth on the Schedules hereto; (7) to accommodate a change in any federal or state law, or the laws of another jurisdiction, affecting the business, activities or operations of the Company; or (8) for the purpose of creating additional classes of securities of the Company or otherwise designating other or additional rights, powers and limitations of additional or existing Members, so long as the existing rights, powers and limitations of existing Members are not directly amended. The Board shall give written notice to all Members promptly after any amendment made unilaterally by the Board has become effective, except in the event of (1) above. Any amendment to this agreement must be in writing. Any term of this Agreement (as such term applies to a particular class of Units or holders thereof) may be waived in writing by holders of a majority of such class of Units outstanding, and such waiver shall apply to all holders of such class, provided such waiver does not affect any holder of such class disproportionately.

11.11 **Compliance with New York LLC Law**. Each Member agrees not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the termination of the Company under the New York LLC Law.

11.12 **Entire Agreement**. This agreement contains the entire agreement among the parties with respect to the matters contemplated by this agreement and supersedes all prior agreements or understandings among the parties with respect to such matters.

11.13 **Counterparts**. This agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

11.14 **Descriptive Headings; Certain Interpretations**. (a) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any term or provision of this agreement. The following rules of interpretation apply to this agreement: (1) wherever it appears appropriate from the context, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter; (2) "**or**" and "**any**" are not exclusive and "**include**" and "**including**" are not limiting; and (3) a reference to any agreement or other contract includes permitted supplements and amendments.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

Proof of Concept LLC

By:_*Founder Signature*_____

    Name: Josh Morton
    Title: President

MEMBERS

Founder Signature
_____

Josh Morton

SCHEDULE A

Current Membership Units Outstanding

Name	Class A Common Units	Class C Common Units	Class A Preferred Units	Total Units
Josh Morton	3,680,000	-	-	3,680,000
Eve Alintuck	320,000	-	-	320,000
Julie Smith	-	-	36,000	36,000
Ariel Schlein	-	-	10,000	10,000
Total	**4,000,000**	-	**46,000**	**4,046,000**

<u>Additional Member Signature Page</u>
<u>and Agreement to be Bound</u>

The undersigned, intending to be legally bound, hereby agrees to be bound, as if the undersigned was an original signatory thereto, by all of the terms and conditions applicable to a "Member" under that certain Second Amended and Restated Limited Liability Company Operating Agreement of the Company, dated November 18, 2016 (the "**Agreement**"), by and among Proof of Concept LLC and its Members (as defined in the Agreement), as the same may be amended from time to time in accordance with the terms thereof.

As a condition to the undersigned's admission as a Member of the Company, the undersigned shall deliver to the Company a duly executed subscription agreement and an investor questionnaire, each in form and substance satisfactory to the Company.

Dated: ___[EFFECTIVE DATE]_____

[signature page follows]

COMPANY:

Proof of Concept LLC, a New York limited liability company

By: *Founder Signature*

Name: Josh Morton

Title: President

Read and Approved (For IRA Use Only):

MEMBER:

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]